

June 26, 2013

Via Email
Mr. Jonny Jones
Chairman of the Board and Chief Executive Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

  Re: **Jones Energy, Inc.**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 17, 2013
    File No. 333-188896

Dear Mr. Jones:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 17, 2013

Selected historical and unaudited pro forma consolidated financial data, page 64

Non-GAAP financial measure, page 66

1. We have read your response to prior comment 2 clarifying that you believe net realized gain/loss for your derivative contracts "...equals the cash paid or received during the reporting period from the settlement of contracts plus the net change in working capital associated with the accrual of contracts that settle in one period but for which cash changes hands in subsequent periods" and that unrealized gain or loss equal the difference between total gain/loss and the realized gain/loss. We do not believe you have described an appropriate manner of computing gains and losses that are realized or unrealized for derivative contracts that are accounted for at fair value, for which you have not applied hedge accounting.

Please revise your presentation on page 76, and any similar disclosures where you disaggregate total gain or loss on commodity derivatives reported under GAAP into amounts characterized as "current period settlements on matured derivative contracts" and "unrealized gain (loss) on derivatives." As previously advised, gain or loss, whether realized or unrealized, should reflect only the change in fair value of the derivative instruments, either settled or which continue to be held, to comply with FASB ASC 815-10-35-2.

2.   We note that you have revised your description of Adjusted EBITDAX on page 66 to indicate that this non-GAAP measure reflects earnings *before* current period settlements of matured derivative contracts, and modified your reconciliation on page 67 to deduct total gains and losses on commodity derivatives, although you have labeled these as *unrealized* amounts. Please correct the description of your computation and the line captions in your non-GAAP reconciliation.

3.   We understand from our telephone conference on June 13, 2013 that you have not paid to acquire derivative instruments in any period and that the adjustments you now present in your reconciliation as "current period settlements of matured derivative contracts" therefore reflect only the cumulative gain or loss reported since you acquired the derivative contracts, and that no portion of these amounts represent a recovery of cost. Please include a footnote to your non-GAAP reconciliations to clarify these points, also to explain your rationale for including these cumulative adjustments for settled contracts. Please ensure that your disclosure clarifies that your adjustments for current period settlements of matured derivative contracts are limited to cumulative gains and losses that have been reported in prior periods in accordance with GAAP, reflect settlement activity for all commodity derivatives that were settled during the respective periods, whether received or paid, and will not include any portion representing recovery of cost. Please advise if you believe we have misunderstood your computation or if your intentions are not consistent with this explanation.

Management's discussion and analysis of financial condition and results of operations, page 70

Factors that significantly affect our results of operations, page 70

4.   We note your response to prior comment 3, explaining that after conducting an in-depth review, you continue to believe that 32 of the Southridge drilling locations would provide "moderately attractive returns at current commodity prices" and that the company "...is in the process of negotiating a potential extension of the Southridge joint development agreement." Please expand your disclosures on pages 27 and 72 to describe your efforts to obtain an extension of this agreement and the timeframe in which you believe development could begin.

Financial Statements

Consolidated Statements of Cash Flows, page F-16

5.   We understand from your response to prior comment 2 that you believe cash activity associated with commodity derivative instruments are appropriately characterized as investing activities, consistent with their nature. Given your disclosures pertaining to the use of derivatives, hedging strategy, and market risk on pages 31, 32, 73, 74 and 89, please explain with greater detail the particular characteristics of these arrangements that you believe represent investing activities as defined in FASB ASC 230-10-20, also considering the guidance in FASB ASC 230-10-45-11, 12 and 13.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mollie Duckworth
        Baker Botts L.L.P.